[Indus Letterhead]

June 1, 2005

Ms. Kari Jin
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Dear Ms. Jin:

     In response to your letter to Thomas W. Williams, Chief Financial Officer of Indus International, Inc. dated May 24, 2005, Indus has filed today an amended Current Report on Form 8-K that discloses that it will restate its previously issued financial statements in its Annual Report on Form 10-K for Fiscal 2005 that is scheduled to be filed in the next two weeks. The Annual Report will include restated financial information for each of the annual and transition periods discussed, as well as condensed restated financial information for each of the quarters in Fiscal 2005 and Fiscal 2004. Further, the Company’s Quarterly Reports on Form 10-Q for Fiscal 2006 will reflect the complete, restated financial information for the corresponding quarters in Fiscal 2005. As a result of its previous disclosure of the restated financial information for Fiscal 2004 and Fiscal 2005 in the Current Report on Form 8-K filed by Indus on May 10, 2005, Indus’s intent to include the restated financial information discussed above in its Annual Report and the imminent filing of such Report, Indus has determined that it is not necessary to file amendments to additional Exchange Act reports to reflect the same restated financial information that will be included in the Annual Report.

     As requested in your letter, Indus hereby acknowledges the following:

•	Indus is responsible for the adequacy and accuracy of the disclosure in the amended Form 8-K;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Indus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to call either myself (770) 989-4300 or our General Counsel, Adam V. Battani, at (770) 989-4061.

Regards,

/s/ Thomas W. Williams
Thomas W. Williams
Executive Vice President and
Chief Financial Officer

cc:	Gregory J. Dukat, President and Chief Executive Officer
Adam V. Battani, General Counsel
William S. Ortwein, Alston & Bird LLP